RECEIVED
MAR - 1 2012
SEC MAIL PROCESSING SECTION
WASH, D.C.
196

12012706

BB 3/24 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BroadCap Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Broadway; Suite 501
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan 312-431-0014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 West Jackson Blvd; Suite 404 (Address), Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tom Coogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BroadCap Trading, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 28 day of February, 2012.

Signature

Manager

Title

Notary Public

OFFICIAL SEAL
BRENDON SKLAR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires June 2, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BROADCAP TRADING, LLC
(An New York Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 W. JACKSON BLVD; SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Member
BroadCap Trading, LLC
New York, NY 10006

We have audited the accompanying statement of financial condition of BroadCap Trading, LLC as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BroadCap Trading, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2012

BROADCAP TRADING, LLC
(A New York Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 200,716
Receivable from broker/dealers	1,365,459
Securities owned, at fair value	14,743,057
Other assets	10,000
Total assets	$ 16,319,232

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 44,040
Securities sold, not yet purchased, at fair value	10,615,366
Total liabilities	10,659,406
Member's Capital	5,659,826
Total liabilities and member's capital	$ 16,319,232

The accompanying notes are an integral part of these financial statements.

BROADCAP TRADING, LLC
(An New York Limited Liability Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 ORGANIZATION

Description of the Company

BroadCap Trading, LLC (the Company) is a New York limited liability company formed February 13, 2004. The Company is wholly owned by BroadCap Holdings, LP (the Parent).

The Company is engaged in proprietary trading in the securities markets and operates as a broker/dealer registered under the Securities Exchange Act of 1934 and became a member of the CBOE Stock Exchange (CBSX) on April 20, 2011.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies, which have been followed by the Company in preparing the accompanying financial statements, is set forth below.

Use of Estimates
The process of preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

The Company is exposed to concentrations of credit risk. The maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors this credit risk and has not experienced any losses related to these risks.

Revenue Recognition
Commissions and floor brokerage expenses are recorded on a trade-date basis as securities transactions occur.

Financial Instruments
Securities and transactions are recorded on the trade date. Equity securities and futures are stated at the last reported sales price or upon the closing exchange settlement prices as of the last business day of the reporting period. The difference between cost and market value on securities and the market value of the open positions is reflected in income on trade date.

Income Taxes
The Company has elected to be treated as a partnership for federal and state income tax purposes. Consequently, no provision or credit has been made for Federal income taxes, as the Company's income (loss) is directly taxable to the member.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)
A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. As of December 31, 2011, the Company had no material unrecognized Federal or State tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2011. Interest or penalties on income taxes, if incurred, are recognized on the statement of income.

Property and Equipment
Property and equipment items are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the underlying assets using straight-line and accelerated depreciation methods.

Maintenance and repairs are charged to income as incurred. Expenditures, which materially extend the original lives of assets, are capitalized.

Company Expenses
The Company is responsible for all Exchange membership fees, membership leases and all trading fees as well as general administrative expenses such as office rent, equipment, and bookkeeping services and for fees for attorneys, auditors and tax preparation.

NOTE 3 FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1
Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

BROADCAP TRADING, LLC
(An New York Limited Liability Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 3 FAIR VALUE MEASUREMENTS (continued)

Level 2
Valuations based on inputs, other than level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets and model derived valuations in which all significant inputs are observable in active markets.

Level 3
Valuations based on inputs that are unobservable in the market place and significant to the overall fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy.

Fair Value Hierarchy
The Company's assets and liabilities recorded at fair value have been classified based on the lowest level of input that is significant to the fair value measurement.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	*Level 2*	*Level 3*
Securities owned:			
Common stocks, index, and equity securities	$ 14,743,037	$ -0-	$ -0-
Securities sold, not yet purchased:			
Common stocks, index, and equity securities	$ 10,615,366	$ -0-	$ -0-

NOTE 4 NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 2/3% of the "aggregate indebtedness", as these terms are defined. Net capital changes from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of $3,446,734 and $100,000 respectively. The net capital rule may effectively restrict the payment of cash distributions to the member.

NOTE 5 RELATED PARTY TRANSACTIONS

BroadCap Trading, LLC is obligated for payments to registered personnel along with various other direct expenses.

The Company has entered into an expense sharing agreement with GS Energy, LLC, a related party due to common ownership by the Parent, whereby the Company has agreed to pay reasonably agreed upon overhead and operating expenses and shared fixed costs.

NOTE 5 RELATED PARTY TRANSACTIONS (continued)

During the year ended December 31, 2011, the Company paid the following amounts per the expense sharing agreement which are reflected as resource sharing expenses on the Company's statement of income.

Compensation and related costs	$ 281,128
Rent	12,494
Exchange fees	22,560
Quotation services	45,488
Professional fees	9,440
Office and other costs	38,399
Total	$ 409,509

NOTE 6 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of trading activities, the Company acquires long positions in securities as well as obligations when the securities are sold short.

While the potential loss on a long security position is limited to the amount paid, the potential loss on a security sold short is unlimited, as the obligation increases as the market value increases.

Security positions are monitored daily to limit adverse market risk. Additionally, securities positions are required to be carried at the market value in computing the Company's net capital.

Futures transactions also may expose the Company to off-balance-sheet risk in the event that adverse market variations on open commodity futures contract positions result in significant losses or require additional margin deposits. As a consequence, the Company may be required to deposit additional cash, marketable securities or other collateral with its Clearing Broker.

NOTE 7 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 27, 2012, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD. – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Members
BroadCap Trading, LLC

In planning and performing our audit of the financial statements of BroadCap Trading, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2012